Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012
	(In thousands, except ratio computation)
Pretax gain from continuing operations before adjustment for noncontrolling interest	$5,130	$1,934

Add back:
Fixed charges	6,810	7,307
Distributed income of equity investees	2,723	973

Deduct:
Equity in earnings of equity investees	5,674	(496)
Capitalized interest	(325)	(233)
Earnings as Defined	$20,012	$9,485

Fixed Charges
Interest expense including amortization of deferred financing fees	$6,414	$7,003
Capitalized interest	325	233
Interest portion of rent expense	71	71
Fixed Charges	6,810	7,307
Preferred share dividends	1,812	1,812
Combined Fixed Charges and Preferred Dividends	$8,622	$9,119

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.32	1.04